
GrownBY

INVEST IN **GROWNBY**

The farmer-owned marketplace for local food

grownby.com Cooperstown, NY Marketplace

Highlights

1. Backed by $4m grant and investment dollars from USDA, private foundations, and individual investors

2. Led by co-founder of the National Young Farmer Coalition, farmers, and seasoned tech executives

3 Platforms 900+ farmers to feed 23,000+ shoppers fresh, local food, and poised to grow exponentially

4 Farmer and employee-owned cooperative

5 Winner of the Community Alliance with Family Farmers "Small Farm Innovation Challenge"

6 Supported by Food System 6 and Google for Startups to revolutionize tech that works for farms

7 Only ecomm marketplace to offer SNAP Online for free to farmers, making local food more accessible

8 Available in the US and Canada

Featured Investors

American Heart Association Social Impact Funds

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Invested $250,000

heart.org

“The Social Impact Funds invested in Farm Generations in June 2024.”

Place Partners & the Hudson Valley Venture Hub

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Invested $6,000

Place Partners is a place-based venture fund and business accelerator dedicated to fostering sustainable growth and

innovation in local communities. The Hudson Valley Venture Hub is Hudson Valley's Innovation Hot Spot designation.
place.partners

Matthew Iles (GP, Place Partners) and Eliza Edge (Director, HVVH),

“Place Partners and the Hudson Valley Venture Hub are proud to support GrownBy, a company whose mission and product deeply align with our own values—supporting community, fostering regenerative economies, and creating meaningful impact in the Hudson Valley region.”

Our Team



Lindsey Lusher Shute Co-founder & Chief Executive Officer

Co-founded the National Young Farmers Coalition and led organization for 10 years. Lindsey's family owns and operates Hearty Roots Community Farm in the Hudson Valley. She has spoken at conferences and nationwide on farm issues.

Mike and Lindsey are both farmers. We're building software for ourselves and small farm businesses like ours. We previously worked for (and Lindsey started/directed) the National Young Farmers Coalition, where we worked with thousands of farmers facing similar business challenges and new risks from venture capital backed tech companies.



Michael Parker Co-founder & Chief Operating Officer

Mike is the owner-operator of Sleeping Lion Farm, an experienced farm business assistance provider, and a law student by night.



Ravikumar Ramanathan Chief Technology



Officer

Ravi is a former VP of Arraiy, a high-profile AI/vision team, and served as CTO of Priarc, a P2P e-commerce startup. Before these roles, Ravi was a senior engineer at Embarcadero Technologies, CodeGear, and Borland Software.



Kheva Mann Lead Engineer, Board Member

As one of the first engineers on GrownBy, Kheva has overseen development since 1.0. Kheva represents employee member-owners on GrownBy's board of directors. Kheva studied engineering at CalPoly, where he also ran track.

GrownBy brings shoppers local food, direct from the farm.


Snake Root Organic Farm, VT


Ranchito Milkyway, CA


Rock Steady Farm, NY

There's nothing more nourishing than eating food directly from a local farm. Food that is fresh, thoughtfully grown, cared for, and harvested by a local farmer has the power to heal us in so many ways

heal us in so many ways.

GrownBy is the farmer-owned marketplace for local food. We provide an easy way for any consumer to quickly find and buy locally grown products in their own community.

Seasonal food on GrownBy


Cardiff Tiny Farm, CA


Phillies Bridge Farm Project, NY


Crop Culture Farm, GA

From CSA subscriptions of seasonal produce to cuts of heritage meats, cut flowers and artisanal cheeses, GrownBy puts the farmers market in your pocket to offer a vibrant and mouth watering array of inspiring food from across the US and Canada (*NEW*).

But our mission at GrownBy goes far deeper than making these foods available; **we are a farmer-first platform to elevate and protect small farmers worldwide and we are leading the charge to bring farm food to more tables.**


Between 2015 and 2020,
20,000 direct marketing farms
were lost in the United States.

The US and other countries continue to lose farmers at an alarming rate, and just when the experiences of COVID have emphasized the critical nature of local farms to food security. We are determined to turn the tide.

By expanding sales and improving farm operations, GrownBy is helping farmers build successful and lasting businesses.


MEMBER-OWNER

GrownBy is the only farm software that is designed and owned by farmers.

Why we're on Wefunder

GrownBy is a meaningful investment for anyone who cares about the future of food, the future of farming, and food security. We are fundraising on Wefunder because we believe that everyone has a stake in this future.

As we describe below, we are at a unique moment in the trajectory of our cooperative: doubling our growth; adding Canadian farms; and opening up new wholesale and retail opportunities for our farmers. We are seeking investment to improve our product; bring these essential services to

improve our product, bring these essential services to farmers and shoppers; and get our company to profitability.

As we are an agricultural cooperative, this social investment works a little differently: financial returns for our investors are facilitated by annual profit distributions and the eventual repurchase of outstanding shares by our cooperative. Based on current sales growth and projections, we expect organic growth in business activity to lead to profitability in 18-24 months. Investor returns do not rely on any hypothetical acquisition event; our intention is to be a long-term partner for the farm community.

Investing in GrownBy

Sample Return on $10k investment– 6.4% IRR over 7 years

	2025	2026	2027	2028	2029	2030	2031	2032
Revenue	$1.07 m	$1.22 m	$1.62 m	$2.42 m	$3.10 m	$3.54 m	$3.87 m	$4.25 m
Profit Margin	(-15%)	(-10%)	(-5%)	10%	15%	20%	20%	20%
Dividend			$800	$800	$800	$640	$480	$240
Share Buyback					$2,000	$2,000	$3,000	$3,000
Cumulative Return			$800	$1,600	$4,400	$7,040	$10,520	$13,760

Future projections are not guaranteed.

Cook with the freshest and highest quality ingredients











Once you’ve tasted an heirloom tomato straight off the vine or ground beef from happy pasture-raised cows, the grocery store alternative can't compare.

GrownBy makes it possible for everyone to eat local. With one account, shoppers can support multiple local farmers in your area. Join a CSA, subscribe for the season, or buy items *a la carte*. It's like having the farmers market in your pocket!

As consumers demand more transparency, sustainability, and quality in their food, GrownBy provides a more direct connection to the people who grow it.

537+
CSA Shares to choose from

4K
Unique farm products for pick-up, shipping or delivery*

*Options vary by farm




Mulberry Moon Farm
Ontario, Canada

Sharing the harvest

Making local food available is on the beginning of making local food accessible to all.

Many families struggle to afford groceries, and locally grown food may be out of reach. GrownBy is currently *the* e-comm platform that assists farmers through the certification process to accept SNAP/EBT benefits online, for *free*, because it shouldn't be a burden on the farm to ensure their fresh, whole foods are accessible to families who need it most.


CSA
IS A
SNAP

Through a **unique partnership with the US Department of Agriculture**, we've revolutionized the process for small farmers to expand their customer base through SNAP and make farm fresh food more affordable to more people.

To date, we've helped over 60 farms accept SNAP Online payments directly on GrownBy. By partnering with non-

profit organizations, GrownBy has made it possible for SNAP shoppers to take advantage of "double-up" programs provide steep discounts on fresh fruits and vegetables on the app.

We make local food accessible and affordable to shoppers.

GrownBy serves farmers in the US and Canada

Led by co-founders with deep farm and tech experience, and fueled by the support of 38 cooperative member-owners and farmer-sellers from across the US and Canada, GrownBy is on a path to bring fair and sustainable farm food to every home.

900
farmers

GrownBy platforms nearly 1K small to mid-size farmers.

23K
shoppers

In 2024, our farmers delivered local food 90,000 times.

Where our farmers are located

Since our launch, over 900 farms have registered on GrownBy and 23,000 shoppers have made purchases on the app. In 2024 alone, our farmers delivered local food 90,000 times.




Canada
Mexico
Cuba
Puerto Rico
Guatemala

Shopping on GrownBy keeps small farmers in business

Buying food on GrownBy, direct from the farm, keeps growers in business. When shoppers buy food at a grocery store, farmers typically take home just 17 cents on the dollar. But on GrownBy, farmers keep at least 95% of every sale.


GrownBy fosters a direct & fair exchange between farmers & consumers.


When you buy products at the grocery store
Farmers make
<17¢
on the dollar
SOURCE USDA Economic Research Service, 2022


When you buy products on GrownBy
Farmers keep




of every purchase*
* GrownBy charges a small co-op fee and payment processing fees www.farmgenerations.coop/pricing

How do we do this? **GrownBy is not a resale site.** Our farmers have complete control over their products and pricing. **We charge minimal processing and co-op fees, and over 60% of these fees are covered by the customer.**

The tech cooperative for farmers

GrownBy is uniquely positioned as a long-term partner for the agricultural community. As a cooperative, farmers can become a member-owner after their first sale.


Farmer Annie Moore on GrownBy
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GrownBY
is the only platform that allows us
Watch on YouTube


Our farmer and employee-owned structure ensures transparency, trust, and equal stakes for all member-owners.



Co-founders Lindsey Lusher Shute and Mike Parker pursued the cooperative model after seeing one tech company after another fail farmers. From doubling prices overnight, new spinoff companies competing with small farmer to lagging updates and innovation, Mike and Lindsey were motivated to find a new way to get their farm products to consumers.

The Cooperative now has 38 member-owners and offers a share of the company to employees. Member-owners participate in the board of directors and in critical company changes.

After their first sale, farmers have the opportunity to join the co-op


Taylor Mendel of Footprint Farm on GrownBy
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ordering. I can set up
customizable
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A full stack for a complex small business

Beyond our consumer-facing marketplace available on desktop and mobile app, GrownBy's unique stack of software

tools are designed to optimize and simplify small farm operations.

Our farmer-designed tools include customer management, invoice management, product inventories, and more.

We are continually adding and enhancing our features to help farmers sell more, more sustainably, and aim to launch a wholesale platform and integrate a POS system by the end of 2025.


GrownBY Built by Farm Generations Cooperative
MANAGE YOUR SHOP FROM YOUR PHONE
FREE SNAP ONLINE CERTIFICATION
DOWNLOAD & UPDATE FOR FREE
Download on the App Store
GET IT ON Google Play

Training farmers on sales and marketing

Many of the farmers on GrownBy are young farmers, and many are new to online sales. That's where our sales and support team, all of whom bring deep farm experience to the table, truly shines.

In addition to one-on-one support, our team attends conferences; hosts regular educational webinars; produces e-books and fosters collaboration among farmers to help them succeed on GrownBy.





CSA Workshop in New York



Farmer coaching, Atlanta

Farmer support and education are the heart of our success.


THE FARMERS' ULTIMATE GUIDE
How to Start a Thriving CSA Program
IN PARTNERSHIP WITH

Online CSA series


Four CSA Strategies for Building Successful Shares | C...
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CSA BOOTCAMP | FALL 2024
Lesson 1
Types of CSA: Strategies for Building Successful Shares
Learn the 4 key strategies to
and expand your CSA
Watch on YouTube

Driving innovation, almost as quickly as our growers

Farmers are no stranger to innovation. At the forefront of

Farmers are no stranger to innovation. At the forefront of climate change and shifting market, they bring creativity to their business models and production techniques.


GrownBy
WINNER Small Farm Innovation Challenge 2023

On GrownBy, we aim to help these entrepreneurs accelerate innovation through our software. GrownBy was recognized for our work as the winner of the Small Farm Innovation Challenge (Software) in 2023.

Most recently, GrownBy incorporated an AI-driven feature to match consumer preferences with a weekly CSA share box. This feature improves farm customer satisfaction and increases overall sales to participating farms.


Farms selling AI-powered, custom CSA shares
Current Farms, LA
Ridge to Reef, US Virgin Islands


Customized Shares on GrownBy Webinar Jan 2025
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Customizeable
JANUARY 2025
Watch on YouTube

Where new investment will take us: Wholesale & Farmers Markets

Our investment dollars will be put towards bringing two critical roadmap features to market: a wholesale marketplace and a point-of-sale app for GrownBy sellers.

In 2024, with guidance from the Culinary Institute of America, GrownBy developed an invite-only wholesale marketplace for our farmers. This marketplace was built with chefs, institutions, retailers and schools in mind. And now, this spring, we are developing a point-of-sale terminal for our growers to use at market.

With these new features, Grownby will expand our market potential and we will support our farmers with features that will simplify their operations and increase their sales.

Bringing GrownBy wholesale to market






Working with farmers to review packing logistics


Farm tour with Samascott Orchards, New York


Storeroom at the Culinary Institute of America

GrownBy Point-of-Sale will unify all farm sales, from online to off


From the field


To the market

GrownBy is backed by farmers, investors & shoppers who care about the future of local food & put their money where their values are.

GrownBY

The Farmer-Owned Marketplace for Local Food



Proudly farmer-owned

WHAT FARMERS HAVE TO SAY...

> *Really loving this platform, so thankful. Seems like you know what we need because you are also doing it.*

> *We are in the process of transitioning our CSA sign-ups / portal to GrownBy (so far we love it!!!! thank you!!!)*

> We very much appreciate your openness to feedback and

openness to feedback and your willingness to address our concerns...Thank you for all of the work your team continues to do.

> *You were freaking awesome!! You should be immensely proud of what you've accomplished! I will be looking forward to utilizing your platform by spring 🙌*

> *Thank you for creating this site — super easy to set-up, make changes, and works so much better for sharing information than our past commerce site. We'll be launching it today and I can't wait to add more products as we get closer*

> *Grownby's tech support is probably a major reason people will stick with you.*